                                                                     Exhibit 3.2


                               CHAPMAN AND CUTLER
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603


                                  May 13, 1998


National Financial Services Corporation
82 Devonshire Street N7A
Boston, Massachusetts 02109-3614

The Chase Manhattan Bank
4 New York Plaza
New York, New York  10004-2413


           Re:          Fidelity Defined Trusts, Series F


Gentlemen:

           We have acted as counsel for National Financial Services Corporation, Depositor of Fidelity Defined Trusts, Series F (the "Fund"), in connection with the issuance of units of fractional undivided interests in Investment Grade Series 5, Intermediate Insured Corporate Portfolio and Investment Grade Series 6, Corporate Portfolio (the "Trusts") of said Fund, under a Trust Agreement dated May 13, 1998 and a Standard Terms and Conditions of Trust dated January 3, 1996 (collectively, the "Indenture") between National Financial Services Corporation, as Depositor and Portfolio Supervisor, Muller Data Corporation as Evaluator and The Chase Manhattan Bank, as Trustee.

           In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent. The opinions expressed herein assume that each Trust will be administered, and investments by a Trust from proceeds of subsequent deposits, if any, will be made, in accordance with the terms of the Indenture. Each Trust holds Corporate Bonds (collectively the "Securities") as such term is defined in the Prospectus. For purposes of the following discussions and opinions, it is assumed that the Securities are debt for Federal income tax purposes.

           Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

           (i) Each Trust is not an association taxable as a corporation for Federal income tax purposes but will be governed by the provisions of Subpart E, Subchapter J (relating to Trusts) of Chapter 1, Internal Revenue Code of 1986 (the "Code").

           (ii) Each Unitholder will be considered the owner of a pro rata portion of each Security in each Trust in the proportion that the number of Units held bears to the total number of Units outstanding for Federal income tax purposes. Under Subpart E, Subchapter J of Chapter 1 of the Code, income of the Trust will be treated as income of each Unitholder. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is received by the respective Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his interest in any Security held by each Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest. Original issue discount will be treated as zero if it is "de minimis" within the meaning of
Section 1273 of the Code. If a Security is a "high yield discount obligation" within the meaning of Section 163(e)(5) of the Code, certain special rules apply. A Unitholder may elect to include in taxable income for Federal income tax purposes, market discount as it accrues with respect to his interest in any Security held by the Trust which he is considered as having acquired with market discount at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

          (iii) Each Unitholder will have a taxable event when a security is disposed of (whether by sale, liquidation, exchange, redemption, payment on maturity or otherwise) or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all the assets of a Trust. Such basis is determined (before the adjustments described below) by apportioning the tax basis for the Units among each of the Trusts assets according to value as of the valuation date nearest the date of acquisition of the Units. Unitholders must reduce their tax basis of their Units for their share of accrued interest received by such Trust, if any, on Securities delivered after the date the Unitholders pay for their Units to the extent such interest accrued on such Securities before the date the Trust acquired ownership of the Securities (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Securities (whether by sale, liquidation, exchange, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata portion of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Security which was issued with original issue discount (or has market discount) must be increased by the amount of accrued original issue discount

(and market discount if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Security which was purchased by the Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under
Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

           Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly to him. It should be noted that, as a result of the Tax Reform Act of 1986 (the "Act") certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by individuals only to the extent they exceed 2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unitholders may be required to treat some or all of the expenses paid by the Trust as miscellaneous itemized deductions subject to this limitation.

           The Code provides a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Security. Special rules apply if the purchase price of an Obligation exceeds its original issue price plus the amount of original issued discount which would have previously accrued, based upon its issue price (its "adjusted issue price"). Similarly, these special rules would apply to a Unitholder if the tax basis of his pro rata portion of a Security that has been issued with original issue discount exceeds his pro rata portion of its adjusted issue price.

           It is possible that a Security that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 165(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporations.

           If a Unitholder's tax basis in his pro rata portion of any Security held by the Trust is less than his allocable portion of such Security's stated redemption price at maturity (or if issued with original issue discount, the allocable portion of its revised issue price), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method.

           Accrued market discount is generally includible in taxable income of the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on Securities held by the Trust, on the sale, maturity or disposition of such Securities by the Trust and on the sale of a Unitholder's Units unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder to purchase or carry his Units will b e reduced by such accrued market discount. In general, the portion of any interest which was not currently deductible would ultimately be deductible when the accrued market discount is included in income.

           The tax basis of a Unitholder with respect to his interest in a Security is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Securities held by the Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.

           A Unitholder will recognize taxable gain (or loss) when all or part of the pro rata interest in a Security is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor in a taxable transaction, subject to various nonrecognition provisions of the Code.

           As previously discussed, gain attributable to any Security deemed to have been acquired by the Unitholder with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount no previously taken into income. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under certain circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

           If a Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Securities represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.


          In addition, it should be noted that capital gains can be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions," effective for transactions entered into after April 30, 1993.

           A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will generally not be subject to United States Federal income taxes, including withholding taxes on interest income (including any original issue discount) on, or any gain from the sale or other disposition of his pro rata interest in any Security held by a Trust or the sale of his Units provided that all of the following conditions are met:

           (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States;

           (ii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year;

           (iii) If the interest is United States source income (which is the case for most securities issued by United States issuers), the Security is issued after July 18, 1984, the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Security and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Security; and

           (iv) the foreign investor provides all certification which may be required of his status.

           It should be noted that certain provisions of the Code eliminate the exemption from United States taxation, including withholding taxes, for certain "contingent interest." This provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof.

           The scope of this opinion is expressly limited to the federal income tax matters set forth herein, and, except as expressly set forth above, we express no opinion with respect to any other taxes, including foreign, state or local taxes or collateral tax consequences with respect to the purchase, ownership and disposition of Units.

           We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-51973) relating to the Units referred to above and to the use of our name and to the reference to our firm in said Registration Statement and in the related Prospectus.

                                                      Very truly yours,


                                                      CHAPMAN AND CUTLER
MJK/slm